UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FURIO RESOURCES INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

Cusip No. 361061 10 4

(Cusip Number)

Patrick McGrath

972 West 16th Avenue

Vancouver, British Columbia, Canada, V5Z 1T2

Telephone Number: (604) 562-2311

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

September 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ]

CUSIP No.  None

_______________________________________________________________________

1.

Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only):

Patrick McGrath

_______________________________________________________________________

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

[_]

(b)

[X]

_______________________________________________________________________

3.

 SEC Use Only:

_______________________________________________________________________

4.

Source of Funds (See Instruction):

PF

_______________________________________________________________________

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

_______________________________________________________________________

6.

Citizenship or Place of Organization: Canada

_______________________________________________________________________

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.

Sole Voting Power:

1,000,000 shares of common stock

_______________________________________________________________________

8.

Shared Voting Power:

None

_______________________________________________________________________

9.

Sole Dispositive Power:

1,000,000 shares of common stock

_______________________________________________________________________

10.

Shared Dispositive Power:

None

_______________________________________________________________________

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:  1,000,000 shares

_______________________________________________________________________

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

_______________________________________________________________________

13.

Percent of Class Represented by Amount in Row (11):

20.70% of common stock

_______________________________________________________________________

14.

Type of Reporting Person (See Instructions):

IN

_______________________________________________________________________

ITEM 1.

SECURITY AND ISSUER

The class of equity securities to which this Statement relates is shares of common stock with par value $0.001 (the “Shares”), of Furio Resources Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at Suite 1802, 888 Pacific Street, Vancouver, British Columbia, Canada.

ITEM 2.

IDENTITY AND BACKGROUND

A.

Name of Person filing this Statement:  Patrick McGrath (the “Holder”)

B.

Residence or Business Address: 972 West 16th Avenue, Vancouver, B.C., Canada

C.

Present Principal Occupation and Employment: Chief Financial Officer of Furio Resources Inc.

D.

The Holder has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Holder has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.

Citizenship: The Holder is a citizen of Canada.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Holder acquired a total of 1,000,000 Shares for aggregate consideration of $10,000 pursuant to a share subscription agreement with the Company. The consideration was paid from the Holder’s personal funds.

ITEM 4.

PURPOSE OF TRANSACTION

The Holder acquired the Shares for investment purposes. Due to his position as Chief Financial Officer of the Company, he has a controlling interest in the Company. Depending on market conditions and other factors, the Holder may acquire additional securities of the Company as he deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Company or otherwise. The Holder also reserves the right to dispose of some or all of his Shares in the open market, in privately negotiated transactions to third parties or otherwise, provided such transactions are in compliance with applicable securities laws.

As of the date hereof, except as described below, the Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any  existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s Certificate of Incorporation or other actions which may impede the  acquisition of control of the Company by any person; (h) a class of equity securities of the Company becoming  eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

A.

As of September 10, 2004, the Holder holds beneficially the following securities of the Company:

Title of Security

Amount

Percentage of Shares of Common Stock*

Common Stock

1,000,000

20.70%

* based on the Company’s current issued and outstanding of 4,831,000 shares of common stock

B.

The Holder has the sole power to vote or to direct the vote of the Shares he holds and has the sole power to dispose or to direct the disposition of the Shares he holds.

C.

The Holder acquired 1,000,000 Shares on March 29, 2004 in connection with a share subscription agreement at $0.01 per share.

D.

Not Applicable.

E.

Not Applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 10, 2004

/s/ Patrick McGrath

________________________________

Signature

Patrick McGrath, Chief Financial Officer and Director

________________________________

Name/Title